EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2023 AND 2022

(Expressed in thousands of Canadian Dollars)

(Unaudited)

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Notice of No Auditor Review of
Condensed Consolidated Interim Financial Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		September 30	December 31
	Notes	2023	2022

ASSETS

Non-current assets
Restricted Cash	5(b)	$883	$852
Mineral property, plant and equipment	3	127,657	127,531
Total non-current assets		128,540	128,383

Current assets
Amounts receivable and prepaid expenses	4	3,392	2,662
Cash and cash equivalents	5(a)	1,383	14,173
Total current assets		4,775	16,835

Total Assets		$133,315	$145,218

EQUITY

Capital and reserves
Share capital	6	$700,377	$700,278
Reserves	6	119,531	118,369
Deficit		(693,425)	(675,962)
Total equity		126,483	142,685

LIABILITIES

Non-current liabilities
Lease liabilities	8	359	463
Total non-current liabilities		359	463

Current liabilities
Payables to related parties	7	303	237
Trade and other payables	8	6,170	1,833
Total current liabilities		6,473	2,070

Total liabilities		6,832	2,533

Total Equity and Liabilities		$133,315	$145,218

Nature and continuance of operations (note 1)

Commitments and contingencies (note 13)

Events after the reporting period (note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss (Income)
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended September 30		Nine months ended September 30
	Notes	2023	2022	2023	2022

Expenses
Exploration and evaluation expenses	9,10	$1,587	$1,839	$5,674	$6,322
General and administrative expenses	9,10	2,686	2,132	7,757	6,742
Legal, accounting and audit	9	(345)	1,707	3,129	3,312
Share-based compensation	6(c),(d)	245	1,874	1,061	1,886
Loss from operating activities		4,173	7,552	17,621	18,262
Foreign exchange loss (income)		39	(71)	16	(74)
Interest income		(33)	(81)	(205)	(172)
Finance expense		14	16	43	50
Other income		(8)	-	(22)	-
Gain on disposal of plant and equipment		-	(1)	-	(1)
Net loss before tax		$4,185	$7,415	$17,453	$18,065
Income tax expense		10	-	10	-
Net loss		$4,195	$7,415	$17,463	$18,065

Other comprehensive income
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(e)	(3,122)	(9,651)	(200)	(12,086)
Other comprehensive income		$(3,122)	$(9,651)	$(200)	$(12,086)

Total comprehensive loss (income)		$1,073	$(2,236)	$17,263	$5,979

Basic and diluted loss per share	11	$0.01	$0.01	$0.03	$0.03

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Nine months ended September 30
	Notes	2023	2022

Operating activities
Net loss		$(17,463)	$(18,065)
Non-cash or non operating items
Depreciation	3	123	175
Interest income		(205)	(172)
Gain on disposal of plant and equipment		-	(1)
Share-based compensation		1,061	1,886
Unrealized foreign exchange loss		21	214
Changes in working capital items
Amounts receivable and prepaid expenses		(716)	(1,582)
Trade and other payables		4,256	3,579
Payables to related parties		66	(55)
Net cash used in operating activities		(12,857)	(14,021)

Investing activities
Acquisition of plant and equipment		-	(22)
Disposal of plant and equipment		1	1
Proceeds from royalty arrangement on mineral property interest		-	15,463
Interest received on cash and cash equivalents		173	142
Net cash from investing activities		174	15,584

Financing activities
Payments of principal portion of lease liabilities		(114)	(94)
Net cash used in financing activities		(114)	(94)

Net (decrease) increase in cash and cash equivalents		(12,797)	1,469
Effect of exchange rate fluctuations on cash and cash equivalents		7	746
Cash and cash equivalents - beginning balance		14,173	22,291

Cash and cash equivalents - ending balance	5(a)	$1,383	$24,506

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign
				settled	currency		Share
		Number of		share-based	translation	Investment	Purchase
		shares		compensation	reserve	revaluation	Warrants
		(note 6(a))	Amount	reserve	(note 6(e))	reserve	(note 6(b))	Deficit	Total equity

Balance at January 1, 2022		529,779,388	$700,278	$77,723	$28,758	$(17)	$271	$(651,520)	$155,493
Share-based compensation	6(c),(d)	-	-	1,886	-	-	-	-	1,886
Net loss		-	-	-	-	-	-	(18,065)	(18,065)
Other comprehensive income net of tax		-	-	-	12,086	-	-	-	12,086
Total comprehensive loss									(5,979)

Balance at September 30, 2022		529,779,388	$700,278	$79,609	$40,844	$(17)	$271	$(669,585)	$151,400

Balance at January 1, 2023		529,779,388	$700,278	$80,024	$38,091	$(17)	$271	$(675,962)	$142,685
Shares issued upon redemption of Defered Share Units	6(d)	143,622	99	(99)
Share-based compensation	6(c),(d)	-		1,061					1,061
Net loss		-						(17,463)	(17,463)
Other comprehensive income net of tax		-			200				200
Total comprehensive loss									(17,263)

Balance at September 30, 2023		529,923,010	$700,377	$80,986	$38,291	$(17)	$271	$(693,425)	$126,483

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

1. NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol “NDM” and on the NYSE American Exchange (“NYSE American”) under the symbol “NAK”. The Company’s corporate office is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements (“Financial Statements”) of the Company as at and for the three and nine months ended September 30, 2023, include financial information for the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the “Pebble Project”) located in Alaska, United States of America (“USA” or “US”). All US dollar amounts when presented are denoted “US$” and expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and evaluating the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As of September 30, 2023, the Group had $1,383 (December 31, 2022 – $14,173) in cash and cash equivalents for its operating requirements and a working capital (current assets minus current liabilities) deficit of $1,698 as compared to a working capital surplus of $14,765 as at December 31, 2022.  These Financial Statements have been prepared based on a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due.  During the nine months ended September 30, 2023, the Group incurred a net loss of $17,463 (2022 – $18,065) and had a deficit of $693,425 as of September 30, 2023 (December 31, 2022 – $675,962).  The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including funding the ongoing activities relating to the appeal and remand of the Record of Decision (the "ROD"), the Group’s response to the US Environmental Protection Agency ("EPA")’s final determination (both discussed below) and class action litigation (note 13(a)).  Additional financing will be required to progress any material expenditures relating to the permitting of the Pebble Project and for working capital requirements.  Additional financing may include any of or a combination of debt, equity and/or contributions from possible new Pebble Project participants.  After the reporting period, the Group received an initial US$2,000 investment relating to the second tranche from the royalty holder under an amendment to the royalty agreement.  Under the amendment, the royalty holder has the right to fund the remainder of the US$12,000 tranche in five US$2,000 investments (note 14).  There can be no assurances that the Group will be successful in obtaining additional financing or funding when required.  If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations.  As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These Financial Statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

The Group, through the Pebble Limited Partnership (“Pebble Partnership”), initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act (“NEPA”) by filing documentation for a Clean Water Act (“CWA”) 404 permit with the US Army Corps of Engineers (“USACE”) in December 2017. The USACE published a draft Environmental Impact Statement (“EIS”) in February 2019 and completed a 120-day public comment period thereon on July 2, 2019. In late July 2019, the EPA withdrew the determination initiated under Section 404(c) of the CWA in 2014 for the waters of Bristol Bay (“Proposed Determination”), which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA. On July 24, 2020, the USACE published the final EIS. On November 25, 2020, the USACE issued a ROD rejecting the Pebble Partnership’s permit application, finding concerns with the proposed compensatory mitigation plan and determining the project would be contrary to the public interest. The ROD rejected the compensatory mitigation plan as “noncompliant” and determined the project would cause “significant degradation” and was contrary to the public interest. Based on this finding, the USACE rejected Pebble Partnership’s permit application under the CWA. On January 19, 2021, the Pebble Partnership submitted its request for appeal of the ROD with the USACE Pacific Ocean Division (“USACE POD”) (the “RFA”). On February 24, 2021, the USACE POD notified the Pebble Partnership that the RFA is “complete and meets the criteria for appeal” and assigned a review officer (“RO”) to oversee the administrative appeal process at that time and has since assigned a new RO. While federal regulations suggest the appeal should conclude within 90 days, and no case extend beyond one year, the USACE POD also indicated that due to the complexity of issues and volume of materials associated with the Pebble Project case, the review will take additional time. In June 2021, the USACE POD completed the ‘administrative record’ for the appeal and provided a copy to the Pebble Partnership, following which the Pebble Partnership and its legal counsel reviewed the voluminous record for completeness and relevance to the USACE’s permitting decision, and its sufficiency to support a fair, transparent and efficient review. An appeal conference was held in July 2022. On April 24, 2023, the USACE POD issued its decision to remand the permit application denial to the USACE Alaska District (“District”) so the District can re-evaluate specific issues. As a result of the remand decision and in light of the EPA’s Final Determination (discussed below), the District has been instructed to review the appeal decision and had 45 days to notify the parties how it plans to proceed. Five extensions have been requested and granted; the District’s current deadline is November 27, 2023. The outcome from the remand remains uncertain.

On October 29, 2021, the court granted the EPA’s motion for remand, and vacated the EPA’s 2019 withdrawal of the Proposed Determination decision, thus reinstating the Proposed Determination. The court declined to impose a schedule on the EPA’s proceedings on remand. On May 25, 2022, the EPA announced that it intended to advance its pre-emptive veto of the Pebble Project and issued a revised Proposed Determination. Public comments on the revised Proposed Determination closed on September 6, 2022. The Pebble Partnership submitted extensive comments on the Revised Proposed Determination, objecting to the EPA’s pre-emptive veto of the Pebble Project and stating its concerns about legal and factual flaws therein. On January 30, 2023, the EPA issued a Final Determination under Section 404(c) of the CWA, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit. This Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs the EPA’s authority under Section 404(c) to veto permit decisions. The Administrative Procedure Act (“APA”), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any “final agency action.” The EPA’s administrative determination can be challenged by filing a lawsuit in US federal district court seeking reversal of that decision.

The Company and the Pebble Partnership plan to seek judicial review of the Final Determination through a challenge in a US federal district court. On July 26, 2023, the State of Alaska filed a Motion for Leave to File a Bill of Complaint with the US Supreme Court challenging the Final Determination. The Company and the Pebble Partnership have filed briefs to support the State’s Motion and, in the event that the US Supreme Court exercises its discretion and decides to grant the Motion and hear the case, intend to prepare and file with the US Supreme Court briefs supporting the State’s case.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

2. MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s). They do not include all the information required by IFRS for complete annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2022 (the “2022 annual financial statements”).

These Financial Statements were authorized for issue by the Audit and Risk Committee on November 10, 2023.

(b) Significant Accounting Estimates and Judgements

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

There was no change in the use of significant estimates and judgments during the current period as compared to those described in Note 2 in the 2022 annual financial statements, two of which are discussed below:

Critical accounting judgments

Mineral Property Interest

The Group used judgement in concluding that no impairment indicators exist in relation to the Pebble Project, notwithstanding the ROD denial of the permit by the USACE for the Pebble Project and the Final Determination issued by the EPA that prohibits the disposal of dredged or fill material for the Pebble Project, both of which may be considered an indicator under IFRS 6, Exploration for and Evaluation of Mineral Resources, for testing for impairment. Key to the Group’s judgement conclusion include the following:

•	The Group submitted an administrative appeal with the USACE POD on the permit denial and the USACE POD has remanded the permit decision to the USACE Alaska District to re-evaluate specific issues. The Group is awaiting the USACE Alaska District’s next steps in this regard. In addition, the Group is pursuing other options available to it;
•	With respect to the Final Determination, the Group has legal avenues to pursue to contest this determination in addition to the State of Alaska’s Motion; and
•	The Company’s market capitalization on September 30, 2023, and the date the Financial Statements were authorized for issuance, exceeded the carrying value of the Pebble Project and the Group’s net asset value.

Going Concern

The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group considered existing financial resources and its plans for raising funds in determining that key corporate and Pebble Project expenditure requirements will be met for at least the next twelve months (note 1).

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(c) Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB. The following were adopted by the Group on January 1, 2023:

•	IAS 1, Presentation of Financial Statements (“IAS 1”) and IFRS Practice Statement 2, Making Materiality Judgements - Disclosure of Accounting Policies (the “Practice Statement”): In February 2021, the IASB issued amendments to IAS 1 and the Practice Statement to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. The adoption of these amendments had no impact on the Financial Statements.

•	IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”): In February 2021, the IASB issued amendments to IAS 8 – Definition of Accounting Estimates to help entities to distinguish between accounting policies and accounting estimates. The amendments clarify that accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty” and that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors. The adoption of these amendments had no impact on the Financial Statements.

The following has not yet been adopted by the Group:

•

IAS 1, Classification of Debt with Covenants as Current or Non-current: In October 2022, the IASB issued amendments to IAS 1 titled “Non-current Liabilities with Covenants”. These amendments seek to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of Debt as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if an entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. The Group does not expect these amendments to have a material effect on its consolidated financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

3. MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Nine months ended September 30, 2023	Mineral Property Interest [1]	Plant and Equipment [2]	Total
Cost
Beginning Balance	$97,078	$2,435	$99,513
Additions	–	16	16
Disposal of plant and equipment	–	(6)	(6)
Derecognition of right-of-use asset	–	(196)	(196)
Ending balance	97,078	2,249	99,327

Accumulated depreciation
Beginning Balance	–	(2,129)	(2,129)
Depreciation charge for the period [3]	–	(123)	(123)
Derecognition on disposal of plant and equipment	–	6	6
Derecognition of right-of-use asset	–	191	191
Ending balance	–	(2,055)	(2,055)

Foreign currency translation difference
Beginning Balance	29,922	225	30,147
Movement from derecognition of right-of-use asset	–	5	5
Movement for the period	232	1	233
Ending balance	30,154	231	30,385

Net carrying value – December 31, 2022	$127,000	$531	$127,531
Net carrying value – September 30, 2023	$127,232	$425	$127,657

Notes to table:

1. Mineral Property Interest

Comprises the Pebble Project, a contiguous block of 1,840 mineral claims covering approximately 274 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

2. Plant and Equipment include Right-of-Use Assets (“ROU Assets”)

ROU Assets, which relate to the use of office space, office equipment and yard storage are included under plant and equipment. The following comprises ROU Assets:

Nine months ended September 30, 2023	Land and Buildings	Equipment	Total
Cost
Beginning	$1,024	$32	$1,056
Addition	–	16	16
Derecognition of ROU Asset	(196)	–	(196)
Ending balance	828	48	876

Accumulated depreciation
Beginning balance	(510)	(30)	(540)
Depreciation charge for the period [3]	(110)	(3)	(113)
Derecognition of ROU Asset	191	–	191
Ending balance	(429)	(33)	(462)

Foreign currency translation difference
Beginning balance	2	(1)	1
Movement from derecognition of ROU Asset	5	–	5
Movement for the period	–	(1)	(1)
Ending balance	7	(2)	5

Net carrying value – December 31, 2022	$516	$1	$517
Net carrying value – September 30, 2023	$406	$13	$419

3. For the three months ended September 30, 2023, total depreciation was $41 (2022 – $54), of which ROU Asset depreciation was $39 (2022 – $37). For the nine months ended September 30, 2023, total depreciation was $123 (2022 – $175) of which ROU Asset depreciation was $113 (2022 – $110). ROU Asset depreciation of $25 (2022 – $26) and $75 (2022 – $77) is included in general and administrative expenses (note 9(b)) for the three and nine months ended September 30, 2023, respectively. The remainder of the depreciation is included in exploration and evaluation expenses.

4. AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	September 30	December 31
	2023	2022
Sales tax receivable	$74	$66
Interest, refundable deposits, and other receivables	13	64
Prepaid expenses [1]	419	2,532
Class action settlement recoverable (note 13(a))	2,886	–
Total	$3,392	$2,662

Note to table:

1. Includes prepaid insurance, which is amortized over the insurance term.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

5. CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a) Cash and cash equivalents

The Group’s cash and cash equivalents on September 30, 2023, and December 31, 2022, consisted of cash on hand and was invested in business and savings accounts.

(b) Restricted cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the three and nine months ended September 30, 2023, the Group earned income of $10 (2022 – $3) and $28 (2022 – $4) respectively, which was re-invested.

6. CAPITAL AND RESERVES

(a) Authorized Share Capital

At September 30, 2023 and 2022, authorized share capital consisted of an unlimited number of common shares (“Shares”) with no par value, of which 529,923,010 (2022 – 529,779,388) Shares were issued and fully paid.

(b) Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding non-employee options (options that were not issued under the Group’s incentive plan (see (c) below)), each exercisable to acquire one share, for the nine months ended September 30, 2023, and 2022 respectively:

Continuity	Number of options [1]	Weighted average exercise price ($/options)	Remaining life in years [2]
Balance December 31, 2021, and September 30, 2022	94,000	0.36	1.00
Expired	(56,400)	0.40	–
Balance December 31, 2022, and September 30, 2023	37,600	0.29	1.19

Notes to table:

1. The Group issued options in exchange for those which were outstanding in Cannon Point Resources Ltd. on the acquisition of the company in October 2015. The remaining options expire on December 8, 2024.

2. As of September 30, 2022, and 2023.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(c) Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options (“options”) issued and outstanding pursuant to the Group’s incentive plan for the three and nine months ended September 30, 2023, and 2022:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Balance December 31, 2021	20,825,500	1.45
Expired	(4,386,000)	1.75
Granted [1]	11,254,000	0.41
Balance September 30, 2022, December 31, 2022	27,693,500	0.98
Expired	(3,375,000)	0.80
Balance September 30, 2023	24,318,500	1.00

Note

1.

Granted in the three and nine months ended September 30, 2022. The weighted average fair value was estimated at $0.29 per option, based on the Black-Scholes option pricing model using weighted average assumptions: risk free rate – 3.07%, expected life – 5 years, expected volatility – 99.02%, grant date share price – $0.39 and expected dividend yield – nil. Expected volatility was based on the historical and implied volatility of the Company’s share price on the TSX.

For the three and nine months ended September 30, 2023, the Group recognized share-based compensation (“SBC”) for options of $239 (2022 – $1,868) and $1,043 (2022 – $1,868) in the Statement of Comprehensive Loss.

The following table summarizes information on options outstanding as at the reported dates:

	September 30, 2023			December 31, 2022
Exercise prices ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.41	11,254,000	11,254,000	3.88	11,254,000	5,627,000	4.63
0.76	–	–	–	3,300,000	3,300,000	0.61
0.99	6,368,500	6,368,500	0.99	6,368,500	6,368,500	1.74
2.01	6,696,000	6,696,000	1.80	6,696,000	6,696,000	2.55
2.34	–	–	–	75,000	75,000	0.58
Total	24,318,500	24,318,500		27,693,500	22,066,500

The weighted average contractual life for options outstanding pursuant to the Group’s incentive plan and which were all exercisable, was 2.55 (December 31, 2022 – 2.97) years per option. Options exercisable at December 31, 2022, had a weighted average contractual life of 2.55 years and exercise price of $1.12 per option.

Page | 14

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(d) Deferred Share Units (“DSUs”)

The following reconciles DSUs outstanding for the nine months ended September 30, 2023, and 2022:

Continuity of DSUs	Number of DSUs	Weighted average fair value ($/DSU)
Balance December 31, 2021	477,711	0.69
Granted	43,074	0.41
Balance September 30, 2022	520,785	0.66
Granted	18,501	0.33
Balance December 31, 2022	539,286	0.65
Granted	60,039	0.31
Redeemed	(143,622)	0.69
Balance September 30, 2023	455,703	0.60

For the three and nine months ended September 30, 2023, SBC of $6 (2022 – $6) and $18 (2022 – $18) was recognized in the Statement of Comprehensive Loss, based on the aggregate market value of Shares on grant date, with a corresponding increase in the equity-settled share payment reserve in equity.

During the three months ended September 30, 2023, 143,622 DSUs with a fair value of $0.69 on date of grant were redeemed and paid out in Shares.

Subsequent to the reporting period the Group issued 14,644 DSUs with a fair value of $0.45 per DSU on date of grant (note 7(a)).

(e) Foreign Currency Translation Reserve

Continuity
Balance December 31, 2021	$28,758
Gain on translation of foreign subsidiaries	12,086
Balance September 30, 2022	40,844
Loss on translation of foreign subsidiaries	(2,753)
Balance December 31, 2022	38,091
Gain on translation of foreign subsidiaries	200
Balance September 30, 2023	$38,291

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

7. RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	September 30	December 31
Payables to related parties	2023	2022
Key management personnel (“KMP”) (a)	$48	$35
Hunter Dickinson Services Inc. (“HDSI”) (b)	255	202
Total payables to related parties	$303	$237

Page | 15

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below.

(a) Transactions and Balances with Key Management Personnel

The aggregate value of transactions with KMP, being the Group’s directors and also including the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Company Secretary and General Counsel, Executive Vice President (“EVP”), Environment and Sustainability, Vice President (“VP”), Corporate Communications, VP, Engineering, and the Pebble Partnership’s CEO and Senior VP, was as follows for the three and nine months ended September 30, 2023 and 2022:

	Three months		Nine months
Transaction	2023	2022	2023	2022
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$633	$582	$1,907	$1,872
Amounts paid and payable to KMP [2]	356	485	1,314	1,462
	989	1,067	3,221	3,334
Share-based compensation [3]	131	1,163	655	1,175
Total compensation	$1,120	$2,230	$3,876	$4,509

Notes to table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through HDSI (refer (b) below).

2.	Represents short-term employee benefits, including cash director’s fees paid to the Group’s independent directors, and salaries paid and payable to the Pebble Partnership’s Interim CEO and Senior VP.

3.	SBC relates to options issued and/or vesting and DSUs granted during the respective periods (notes 6(c)-(d)).

Subsequent to the reporting period, 14,644 DSUs were issued to a director (note 6(d)).

(b) Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

Page | 16

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

For the three and nine months ended September 30, 2023 and 2022, transactions with HDSI were as follows:

	Three months		Nine months
Transactions	2023	2022	2023	2022
Services rendered by HDSI:
Technical [1]
Engineering	$126	$87	$313	$268
Environmental	85	98	275	378
Other technical services	53	6	105	26
	264	191	693	672
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	632	532	1,816	1,653
Shareholder communication	172	178	525	557
	804	710	2,341	2,210

Total for services rendered	1,068	901	3,034	2,882

Reimbursement (refund) of third-party expenses
Conferences and travel	53	10	196	98
Insurance	–	–	82	48
Office supplies and information technology [2]	134	129	443	402
Total reimbursed	187	139	721	548

Total	$1,255	$1,040	$3,755	$3,430

Notes to table:

1.	Included in exploration and evaluation expenses.

2.

Includes payments made for the use of offices and shared space for the three months of $37 (2022 – $35) and nine months of $130 (2022 – $117). The Company signed an office use agreement effective May 1, 2021, for a five-year term ending April 29, 2026. As of September 30, 2023, the remaining undiscounted commitment was $263 (note 13(d)).

Pursuant to the management services agreement between HDSI and the Company, following a change of control, the Company is subject to termination payments if the management services agreement is terminated. The Company will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

Page | 17

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

8. TRADE AND OTHER PAYABLES

	September 30	December 31
Current liabilities	2023	2022
Falling due within the year
Trade	$3,128	$1,683
Lease liabilities [1]	156	150
Class action settlement (note 13(a))	2,886	–
Total	$6,170	$1,833

Non-current liabilities
Lease liabilities [1]	359	463
Total	$359	$463

Note to table:

1.

Lease liabilities relate to leases of offices, office equipment and for yard storage, which have remaining lease terms of 10 to 80 months and interest rates of 9.5% – 12% over the term of the leases. During the three and nine months ended September 30, 2023, the Group recognized interest expense on lease liabilities of $14 (2022 – $16) and $43 (2022 – $50) respectively.

The following summarizes lease liabilities for the reporting periods indicated:

	September 30	December 31
Lease liabilities	2023	2022
Beginning balance	$613	$687
Interest expense	43	67
Lease payments	(157)	(196)
Lease recognition	16	10
Foreign currency translation difference	–	45
Ending balance	515	613

Current portion	156	150
Non-current portion	359	463
Total	$515	$613

The following table provides the schedule of undiscounted lease liabilities as at September 30, 2023:

Total
Less than one year	$199
One to five years	409
Later than 5 years	56
Total undiscounted lease liabilities	$664

The Group had short-term lease commitments of less than a year relating to a property lease totaling $55 as of January 1, 2023. During the three and nine months ended September 30, 2023, the Group incurred $nil in short-term lease commitments (2022 – $nil and $157 respectively) and expensed $nil (2022 - $39) and $55 (2022 - $116) over the same periods.

Page | 18

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

9. EXPLORATION AND EVALUATION, GENERAL AND ADMINISTRATIVE, LEGAL, ACCOUNTING AND AUDIT EXPENSES

(a) Exploration and Evaluation Expenses (“E&E”)

For the three and nine months ended September 30, 2023 and 2022, E&E consisted of the following:

E&E	Three months		Nine months
	2023	2022	2023	2022
Engineering	$496	$149	$2,081	$1,195
Environmental	196	650	836	1,748
Property fees	10	6	12	6
Site activities	123	379	794	1,215
Socio-economic	714	482	1,931	1,506
Transportation	1	164	(72)	599
Other activities and travel	47	9	92	53
Total	$1,587	$1,839	$5,674	$6,322

(b) General and Administrative Expenses (“G&A”)

For the three and nine months ended September 30, 2023 and 2022, G&A consisted of the following:

G&A	Three months		Nine months
	2023	2022	2023	2022
Conference and travel	$112	$40	$395	$189
Consulting	200	188	575	457
Depreciation of right-of-use assets	25	26	75	77
Insurance	952	664	2,533	1,688
Office costs, including information technology	193	165	568	585
Management and administration	797	774	2,379	2,338
Shareholder communication	382	228	1,021	1,040
Trust and filing	25	47	211	368
Total	$2,686	$2,132	$7,757	$6,742

Page | 19

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(c) Legal, Accounting and Audit Expenses

For the three and nine months ended September 30, 2023 and 2022, the following table provides further details:

	Three months		Nine months
	2023	2022	2023	2022
Legal	$1,071	$1,664	$5,944	$3,626
Insurance cost recoveries	(1,437)	–	(3,226)	(710)
Accounting	–	2	93	92
Audit and reviews	21	41	318	304
Total	$(345)	$1,707	$3,129	$3,312

10. EMPLOYMENT COSTS

For the three and nine months ended September 30, 2023 and 2022, the Group recorded the following:

	Three months		Nine months
	2023	2022	2023	2022
Exploration and evaluation
Salaries and benefits	$337	$559	$1,359	$1,699
Amounts paid for services by HDSI personnel (note 7(b))	264	192	693	672
	601	751	2,052	2,371
General and administrative
Salaries and benefits	339	346	1,103	1,055
Amounts paid for services by HDSI personnel (note 7(b))	670	580	1,943	1,827
	1,009	926	3,046	2,882

Share-based payments	245	1,874	1,061	1,886
	$1,855	$3,551	$6,159	$7,139

11. BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and nine months ended September 30, 2023 and 2022 was based on the following:

	Three months		Nine months
	2023	2022	2023	2022
Loss attributable to shareholders	$4,195	$7,415	$17,463	$18,065
Weighted average number of shares outstanding (000s)	529,917	529,779	529,826	529,779

For the three and nine months ended September 30, 2023 and 2022, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2023 –24,315,500, 2022 – 27,693,500), non-employee share purchase options (2023 – 37,600, 2022 – 94,000) and DSUs (2023 – 455,703, 2022 – 520,785), as they were anti-dilutive.

Page | 20

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

12. FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is as follows:

(a) Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable in the table below exclude receivable balances with government agencies (note 4). The Group’s maximum exposure was as follows:

	September 30	December 31
Exposure	2023	2022
Interest, refundable deposits, and other receivables	$13	$64
Class action settlement recoverable (note 13(a))	2,886	–
Restricted cash	883	852
Cash and cash equivalents	1,383	14,173
Total exposure	$5,165	$15,089

(b) Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due.  The Group ensures, as far as reasonably possible, it will have sufficient capital to meet short to medium term business requirements, after considering cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable.  However, the Group has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern (note 1).  The Group though has been successful in the past in raising funds when needed.  The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 8) and payables to related parties (note 7), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations. As fully disclosed in Note 13(a), the class action settlement, which is disclosed in current trade and other payables, has after the reporting date been fully funded by the Company’s insurance carriers. The Company will not be required to pay any portion of the settlement.

Page | 21

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(c) Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in these Financial Statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group’s US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

	September 30	December 31
	2023	2022
Financial assets:
Amounts receivable	$3,032	$108
Cash and cash equivalents and restricted cash	1,829	7,347
	4,861	7,455
Financial liabilities:
Non-current trade payables	(359)	(463)
Current trade and other payables	(5,957)	(1,383)
Payables to related parties	(84)	(71)
	(6,400)	(1,917)
Net financial (liabilities) assets exposed to foreign currency risk	$(1,539)	$5,538

Based on the above net exposures and assuming all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $154 (December 31, 2022 – $554) in the reported period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d) Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming all other variables remain constant; a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $58 (2022 – $175).

(e) Capital Management

The Group’s policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group’s approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

Page | 22

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

(f) Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Fair value measurements, which are determined by using valuation techniques, are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

13. COMMITMENTS AND CONTINGENCIES

(a) Legal Proceedings

Class Action Litigation following the USACE’s Record of Decision

United States

On December 4 and December 17, 2020, separate putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York (Brooklyn) regarding the drop in the price of the Company’s stock following the ROD by the USACE regarding the Pebble Project. These cases are captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM. Each of the complaints was filed on behalf of a purported class of investors who purchased shares of the Company’s stock from December 21, 2017, through November 25, 2020, the date the USACE announced its decision, and seeks damages allegedly caused by violations of the federal securities laws. On March 17, 2021, the two cases were consolidated, and a lead plaintiff and counsel were appointed. A consolidated and amended complaint was filed in June 2021, naming the Company, the Company’s CEO and the Pebble Partnership’s former CEO as defendants. The Company filed a motion to dismiss the complaint on behalf of all defendants, which the Court denied on January 25, 2023. On April 17, 2023, the parties notified the Court that, following mediation between the parties and the insurance carriers, an agreement-in-principle was reached to settle the consolidated action and that the parties expect to finalize the agreement over the coming weeks. On June 7, 2023, the parties filed the executed settlement agreement with the Court, which (a) provides for a settlement amount within insurance policy limits, and (b) makes clear that the defendants deny any liability whatsoever and makes no admission of wrongdoing. On July 24, 2023, the Court held a Fairness Hearing to determine if it would grant preliminary approval of the settlement agreement. Consistent with guidance from the Court at the Fairness Hearing, the parties submitted modest revisions to the settlement agreement documents on July 26, 2023. On August 24, 2023, the Court granted preliminary approval of the settlement agreement and scheduled a final settlement hearing for December 7, 2023.

On September 22, 2023, the settlement amount of US$6,375 ($8,445) was paid by the Company’s insurance carriers to the plaintiff’s firm on counsel’s instructions.

Page | 23

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

Canada

On December 3, 2020, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and one of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020, decision regarding the Pebble Project. The case is captioned Haddad v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-2012849. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired common shares of the Company’s stock between December 21, 2017, and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, and (ii) its allegedly oppressive conduct. The Company has been served the claim and intends to defend itself vigorously. The underwriter has asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit. On April 20, 2022, the putative plaintiff filed and subsequently served an application to amend his pleadings to harmonize with the pleadings in the Woo case described below, add Mr. Woo as a plaintiff, and add new underwriter defendants. Also on April 20, 2022, the putative plaintiff filed and subsequently served an application for leave to commence a secondary market liability claim under s. 140.3 of the B.C. Securities Act, for an order certifying the action as a class action, and for related relief.

On February 17, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following (i) the USACE’s August 24, 2020 announcement that the Pebble Project could not be permitted as proposed, and (ii) the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Woo v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-211530. The claim was filed on behalf of a purported class of investors, wherever they may reside, who purchased securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, (iii) alleged unjust enrichment, and (iv) negligence. The Company has been served and intends to defend itself vigorously. The underwriters have asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

In April 2023, an agreement-in-principle was reached to settle the Haddad and Woo actions following mediation between the parties and the insurance carriers. The parties subsequently executed a settlement agreement which (a) provides for a settlement amount within insurance policy limits, and (b) makes clear that the defendants deny any liability whatsoever and makes no admission of wrongdoing. A copy of the settlement agreement has been shared with the Court.

Subsequent to the reporting period, on November 3, 2023, the Court discontinued the Woo action, approved consent certification for settlement purposes, approved notice to the class of the settlement, and dismissed the case against the underwriters. The final hearing to approve the settlement is expected to take place in the first quarter of 2024.

On March 5, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Ontario Superior Court of Justice regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Pirzada v. Northern Dynasty Minerals Ltd. et al., Case No. CV-21-00658284-00CP. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired securities of the Company between June 25, 2020, and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, and (iii) alleged negligence. On March 30, 2022, the plaintiff made a motion to discontinue the claim without costs and the court granted the discontinuance in April 2022.

Page | 24

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option, warrant or DSU)

The settlement amount of US$2,125 ($2,886) has been reflected as a component of trade and other payables in current liabilities on the Statement of Financial Position with an offsetting recoverable for the same amount being reflected in amounts receivable in current assets as the settlement will be fully funded by the Company’s insurance carriers.

Subsequent to the reporting period, on October 8, 2023, the settlement amount was paid by the Company’s insurance carriers to the plaintiff’s firm on counsel’s instructions.

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and its former CEO, had each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation. The Company is not aware of any civil or criminal charges having been filed against any entity or individual in this matter. The Company also self-reported this matter to the US Securities and Exchange Commission (“SEC”) and responded to a related inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office. On August 3, 2023, the SEC notified the Company that the SEC had terminated its investigation, which did not result in an enforcement action.

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including the Pebble Partnership’s former CEO, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company and may also be subject to contractual limitations.

(b) Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation. The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

(c) Pebble Performance Dividend Commitment

The Group has a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

(d) Office Use Commitment

The Company has an office use agreement with HDSI ending April 29, 2026 (note 7(b)). he commitment is a flow through cost at market rates. At September 30, 2023, the remaining undiscounted commitment was $263, and can be summarized as follows:

Total
Less than one year	$103
One to five years	160
Total	$263

(e) Contingent Legal Fees Payable

The Group has legal fees totalling US$635 payable to certain legal counsel on completion of a transaction that secures a partner for the Pebble Partnership.

14. EVENTS AFTER THE REPORTING PERIOD

The Company received an initial US$2,000 royalty investment under the second tranche investment of the Company’s royalty agreement dated July 26, 2022 (the "Royalty Agreement"). The Company and the royalty investor ("the Royalty Holder") have also agreed to amend the terms of the Royalty Agreement ("the Amendment”) to increase flexibility of payment installments and to extend the original July 25, 2024 expiration date.

Under the Amendment, the Royalty Holder receives the right to fund the second US$12,000 tranche in six equal installments of US$2,000 each ("Additional Payment Installment"), with the right to receive approximately 0.33% of the payable gold production and 1% of the payable silver production from the Pebble Project per Additional Payment Installment made (representing 1/6 of the aggregate royalty under the second tranche). The Company received the first US$2,000 upon execution of the Amendment.

In the event the Royalty Holder completes all six installments (for a total of US$12,000) on or before July 26, 2024, the expiration date of the Royalty Agreement will be extended until July 26, 2025. The remaining three tranches of US$12,000 each, have not been similarly subdivided, and the aggregate total purchase price of US$60,000 and maximum royalty rates (10% of payable gold production and 30% of payable silver production) remain unchanged from the original Royalty Agreement.

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